SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NextMart, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65338F 10 2

(CUSIP Number)

Mr. Menghua Liu -Chairman

Oriental Plaza Bldg. W3 12 Fl. East Chang'an Ave.

Dongcheng District Beijing, 100738 PRC

(+86) 10 8518-9669
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 11, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

This information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65338F 10 2	Page 2 of 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Beijing Hua Hui Hengye Investment Ltd.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A.
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,000,000 shares of common stock(2).
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 75,000,000 shares of common stock(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,000,000 shares of common stock(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9(3)%
14	TYPE OF REPORTING PERSON* CO

(1) The shares have been issued in the name of Wise Gold Investment Ltd., a British Virgin Island company and a subsidiary of the Reporting Person, acting on behalf and for the benefit of the Reporting Person.

(2) The amount excludes 175,000,000 shares of common stock of the Issuer that are currently issued in the name of a third party and held in escrow pursuant to the transaction with the Reporting Person (See Item 3 herein).

(3) The percentage represents 75,000,000 shares of common stock, as reported herein, out of a total of 443,204,734  issued and outstanding shares of the Issuer. The issued and outstanding amount includes 175,000,000 shares of common stock held in escrow pursuant to the transaction with the Reporting Person (See Item 3 herein).

CUSIP No. 65338F 10 2	Page 3 of 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Wise Gold Investment Ltd.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A.
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1).
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1) shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* CO

(1) Wise Gold Investment Ltd., a British Virgin Island company, is the holder of 75,000,000 shares of common stock of the Issuer. The Reporting Person is a subsidiary of Beijing Hua Hui Hengye Investment Ltd. acting on behalf and for the benefit of such entity.

CUSIP No. 65338F 10 2	Page 4 of 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Menghua Liu (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A.
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,000,000 shares of common stock (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 75,000,000 shares of common stock (2).
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,000,000 shares of common stock(2).
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9(3)
14	TYPE OF REPORTING PERSON* IN

(1) The shares have been issued in the name of Wise Gold Investment Ltd., a British Virgin Island company and a subsidiary of Beijing Hua Hui Hengye Investment Ltd, acting on behalf and for the benefit of Beijing Hua Hui Hengye Investment Ltd.

(2) The amount excludes 175,000,000 shares of common stock of the Issuer that are currently issued in the name of a third party and held in escrow pursuant to the transaction with Beijing Hua Hui Hengye Investment Ltd (See Item 3 herein).

(3) The percentage represents 75,000,000 shares of common stock, as reported herein, out of a total of 443,204,734  issued and outstanding shares of the Issuer. The issued and outstanding amount includes 175,000,000 shares of common stock held in escrow pursuant to the transaction with Beijing Hua Hui Hengye Investment Ltd (See Item 3 herein).

CUSIP No. 65338F 10 2	Page 5 of 7

Item 1. Security and Issuer.

Common Stock

NextMart, Inc.

Oriental Plaza Bldg. W3, Twelfth Floor

1 East Chang'an Avenue,

Dongcheng District,

Beijing, 100738 PRC

Item 2. Identity and Background.

(a)-(c) and (f) The parties filing this reports are Beijing Hua Hui Hengye Investment Ltd., a PRC company (“Purchaser”), Wise Gold Investment, Ltd., a British Virgin Island company who is holding the shares of Purchaser (“Wise Gold”) and Mr. Menghua Liu. The office address of Purchaser, Wise Gold and Mr. Liu is: Pine Valley Center 11 Fl., 8 Jiangguo Men Outer Street, Chaoyang District, Beijing, China. Mr. Liu is the sole shareholder of Purchaser and Wise Gold.

(d)-(e) None of Purchaser, Wise Gold or Mr. Liu, have, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining any of them from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Item 3. Source and Amount of Funds or Other Consideration.

On August 1, 2009, the Issuer entered into a subscription and asset sale agreement (the “Agreement”) with the Purchaser. Under the Agreement, the Issuer received from the Purchaser the commercial income rights  to 10,000 square meters of commercial space in the Huadun Changde International Hotel located in the city of Changde in China’s Hunan Province (“Project”). The Purchaser is in the process of completing construction of the Project. In exchange, Purchaser agreed to receive 250,000,000 shares of its common stock of the Issuer, of which 30% of the shares (75,000,000) were issued on September 11, 2009. The remaining 70% of the shares (175,000,000) were issued on September 11, 2009 in the name of a third party and are currently held in escrow pending completion of the Project. The escrow shares are to be released to the Purchaser upon completion of the Project. Purchaser, Wise Gold, and Mr. Liu each disclaim beneficial ownership of the escrowed shares.

The agreements relating to acquisition of control disclosed herein attached as exhibits to the Issuer’s Form 8-K filed on August 5, 2009, as amended.

Item 4. Purpose of Transaction.

The purpose of the transaction is for the Issuer to acquire the commercial income rights  to 10,000 square meters of commercial space in the Huadun Changde International Hotel located in the city of Changde in China’s Hunan Province.

On September 25, 2009, the Company accepted the voluntary resignations of Ms. Carla Zhou as director, Mr. Zhaobin Chen as director and Mr. Huiyang Yu as director. On that same date, the Board of Directors of the Company appointed Mr. Zexie Peng (age 38) and Mr. Zhibin Huai (age 35) to serve as directors of our Board of Directors. The new directors are employed by affiliates of Beijing Hua Hui Hengye Investment Ltd. Other than as stated in this Item 4,  Purchaser has no plans or proposals that would relate to or result in any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D (although Purchaser reserves the right to formulate specific plans and proposals with respect to, or change their intentions regarding, any or all of the foregoing).

CUSIP No. 65338F 10 2	Page 6 of 7

Item 5. Interest in Securities of Issuer.

(a) — (b)  Purchaser is the beneficial owner and has voting rights to 75,000,000 shares of its common stock of the Issuer, representing 16.9% of the issued and outstanding shares as calculated pursuant to Rule 13d–3(d)(1) of the Securities Exchange Act of 1934.   As reflected in the information above, Mr. Liu may be deemed the beneficial owner of 75,000,000 shares, of common stock of the Issuer.

Except as set forth in this Item 5, neither the Purchaser nor Mr. Liu beneficially owns or has the power to vote or cause the vote of any shares of common stock of the Issuer.

(c) Except as disclosed herein, no transactions in Shares were effected by Purchaser or Mr. Liu, during the 60 days prior to the date hereof.

(d) — (e) Not applicable.

Other than as described herein, no other transactions were effected by the reporting person in the past sixty days. Moreover, other than as described herein, no other person is known to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock and common stock warrants as described herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

None, other than as described herein.

Item 7. Material To Be Filed as Exhibits.

None.

CUSIP No. 65338F 10 2	Page 7 of 7

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature

Beijing Hua Hui Hengye Investment Ltd.

/s/Menghua Liu

Chairman

Wise Gold Investment Ltd.

/s/Menghua Liu

Chairman

/s/Menghua Liu

Mr. Liuhua Liu

Date: October 12, 2009